Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated January 28, 2011, is by and among Jay Hawk Acquisition Co., Inc., a Delaware corporation (“Buyer”) and wholly-owned subsidiary of Convio, Inc., a Delaware corporation (“Parent,” and, together with the Buyer, the “Buyer Parties”), Parent, StrategicOne, L.L.C., a Kansas limited liability company (“Seller”), Michael Rogers, an individual (“Rogers”), and James Fordyce, an individual (“Fordyce” and, together with Rogers, the “Members” and, together with Seller, the “Seller Parties” and, together with the Buyer Parties, the “Parties”).

RECITALS

A.            Seller is a provider and implementer of analytics and database marketing services for for-profit and non-profit markets (the “Business”).

B.            The Members own 81.5% of the outstanding membership interests of the Seller.

C.            The Seller Parties desire that Seller sell to Buyer, and the Buyer desires to purchase from Seller, certain of the assets and properties Seller uses in operating the Business, all on the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, the respective representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS

1.1          Purchase and Sale of Assets.

(a)           Purchased Assets.  Buyer hereby purchases from Seller, and Seller hereby transfers and delivers to Buyer, all of Seller’s right, title and interest in and to all of Seller’s:  (i) leaseholds and subleaseholds on any premises, all improvements, fixtures and fittings thereon and easements, rights-of-way and other appurtenances thereto; (ii) owned or leased tangible personal property (including office equipment and furniture); (iii) Intellectual Property (as defined in Section 3.13), goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof and rights to protection of interests therein under the laws of all jurisdictions; (iv) the contracts, agreements, arrangements, commitments, instruments, documents or similar understandings (whether written or oral), including leases, subleases and rights thereunder (“Contracts”) listed on Schedule 1.1(a)(iv) (the “Assumed Contracts”); (v) Receivables (as defined in Section 3.16); (vi) claims, deposits, prepayments, refunds, causes of action, choses in action and rights of recovery, enforcement, remedy, set off and recoupment; (vii) permits, licenses, certificates, waivers, notices and similar authorizations (“Permits”) obtained or applied for by or on behalf of Seller from, pursuant to or in connection with any Governmental Body, Law or Order (as those terms are defined in Section 3.3); (viii) books, records, ledgers, files, documents, correspondence, advertising and promotional materials, studies, reports and other written materials; and (ix) cash and cash equivalents (all of the foregoing, collectively, the “Purchased Assets”).

(b)           Excluded Assets.  The Purchased Assets will exclude the following (collectively, the “Excluded Assets”), which remain Seller’s property immediately following the Closing (as defined in Section 1.3): (i) the articles of organization, operating agreement, qualifications to conduct business as a foreign entity, and the minute books and similar documents or records relating to the organization, maintenance and existence of Seller as a limited liability company; (ii) any of Seller’s rights under this Agreement, each Contract or writing executed or delivered in connection with this Agreement and each amendment or supplement to any of the foregoing (including this Agreement, the “Transaction Documents”); and (iii) any asset specifically identified on Schedule 1.1(b).

1.2          Assumed Liabilities.

(a)           Assumed Liabilities.  Buyer hereby assumes and becomes responsible only for the following liabilities and obligations of Seller (collectively, the “Assumed Liabilities”): (i) liabilities under any Assumed Contracts, excluding, however, liabilities resulting from or relating to any breach, default, violation or occurrence of a contingency thereunder occurring or relating to circumstances existing prior to the date of this Agreement; (ii) liabilities for Taxes allocated to Buyer pursuant to Section 4.7(b)(ii); and (iii) fixed liabilities as set forth by amount, payee and repayment terms on Schedule 1.2(a)(ii).

(b)           Excluded Liabilities.  The Assumed Liabilities exclude, and Buyer does not assume or have any responsibility with respect to, all other liabilities or obligations of any Seller Party (collectively, the “Excluded Liabilities”), including liabilities or obligations: (i) for any Taxes of any kind whatsoever for a taxable year or period ending on or prior to the Closing Date; (ii) for costs and expenses incurred in connection with negotiating the Transaction Documents and performing the transactions contemplated thereby (the “Transactions”); (iii) under any Transaction Document; and (vi) under any Contract unless such Contract is an Assumed Contract and such liability or obligation under the Contract is not excluded from the Assumed Liabilities under Section 1.2(a)(i).

1.3          Closing.  The closing of the Transactions (the “Closing”) will be undertaken electronically by the exchange of signature pages by electronic mail followed by the exchange of originally executed documents by overnight courier delivered the following day.  The Closing shall commence at 10:00 a.m., local time, on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and the Seller Parties may mutually determine.

1.4          Purchase Price.  The aggregate purchase price, as adjusted pursuant to Section 1.6 hereof, for the Purchased Assets (the “Purchase Price”) is:

(a)           $4,916,000, minus, if Estimated Net Working Capital is less than $0, the amount by which Estimated Net Working Capital is less than $0 (the “Initial Cash Consideration”), in cash;

(b)           50,000 shares of common stock, $0.001 par value per share, of Parent (the “Shares”), 16,666 of which will be delivered to Seller on the first anniversary of the Closing Date, 16,666 of which will be delivered to Seller on the second anniversary of the Closing Date and 16,668 of which will be delivered to Seller on the third anniversary of the Closing Date, in each case, subject to Rogers continuous service with one or more of the Buyer Parties; and

(c)           the Earnout Payments (defined below), if any.

1.5          Estimated Net Working Capital.  Five days prior to the Closing Date, Seller shall prepare and deliver to Buyer an estimated consolidated balance sheet (the “Estimated Closing Date Balance Sheet”) for the Business as of the close of business on the Closing Date, upon which Seller shall include Seller’s calculation of the estimated Net Working Capital (defined below).  Seller shall prepare the Estimated Closing Date Balance Sheet in accordance with United States generally accepted accounting principles (“GAAP”) except as provided on Schedule 1.5 (“Modified GAAP”).  If Buyer approves the Estimated Closing Date Balance Sheet in writing, then Seller’s calculation of the estimated Net Working Capital shall be deemed the “Estimated Net Working Capital.”  If Buyer and Seller agree in writing upon a different estimated Net Working Capital, such agreed upon amount shall be “Estimated Net Working Capital.”  Buyer’s consent to the Estimated Closing Date Balance Sheet or agreement upon Estimated Net Working Capital shall not have any precedential value with respect to the Net Working Capital to be determined pursuant to Section 1.6.  All calculations relating to the Estimated, Draft or actual Closing Date Balance Sheet under this Agreement shall be made on a pro forma basis without giving effect to the consummation of the transactions contemplated by this Agreement (i.e., Buyer’s financial status shall not be reflected in the Estimated, Draft or actual Closing Date Balance Sheet). For the purposes of this Agreement, “Net Working Capital” shall means Seller’s current assets minus current liabilities (not including any amounts owing to Rogers pursuant to that certain promissory note, dated January 1, 2010 (such note being, the “Note” and such amounts due and owing under the Note, the “Payoff Amount”)).

1.6          Post-Closing Adjustment.

(a)           Preparation of Closing Date Balance Sheet.

(i)            Within 60 days after the Closing Date, Buyer will prepare and deliver to Seller a draft balance sheet (the “Draft Closing Date Balance Sheet”) for the Business as of the close of business on the Closing Date, upon which Buyer shall include Buyer’s calculation of the Net Working Capital.  Buyer will prepare the Draft Closing Date Balance Sheet in accordance with GAAP on an accrual basis (other than with respect to any amounts owing to Rogers pursuant to the Note, which shall continue to be reflected as owners’ equity).

(ii)           If Seller has any objections to the Draft Closing Date Balance Sheet, Seller shall deliver a detailed statement describing such objections to Buyer within 15 days after receiving the Draft Closing Date Balance Sheet.  Buyer and Seller shall use reasonable efforts to resolve any such objections themselves.  If Buyer and Seller do not obtain a final resolution within 30 days after Buyer has received the statement of objections, however, Buyer and Seller appoint PricewaterhouseCoopers LLP (the “Accounting Firm”) to resolve any remaining objections.  The Accounting Firm shall revise the Draft Closing Date Balance Sheet as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.6(a)(ii).  The “Closing Date Balance Sheet” shall mean the Draft Closing Date Balance Sheet together with any revisions thereto pursuant to this Section 1.6(a)(ii).

(iii)          In the event the Parties submit any unresolved objections to an accounting firm for resolution as provided in Section 1.6(a)(ii) above, Buyer and Seller shall share responsibility for the fees and expenses of the accounting firm equally.

(iv)          Buyer will make the work papers and back-up materials used in preparing the Draft Closing Date Balance Sheet available to Seller and Seller’s accountant and other representatives at reasonable times and upon reasonable notice at any time during (A) the review by Seller of the Draft Closing Date Balance Sheet, and (B) the resolution by Seller and Buyer of any objections thereto.

(b)           Purchase Price Adjustment based on Net Working Capital.

(i)            If Estimated Net Working Capital is greater than or equal to $0, then:

(A)          if the Net Working Capital is greater than or equal to $0, there shall be no adjustment to the Purchase Price and no additional payment shall be required pursuant to this Section 1.6 by Seller or Buyer; and

(B)           if the Net Working Capital is less than $0, Seller shall pay to Buyer an amount equal to the amount by which Net Working Capital is less than $0.

(ii)           If Estimated Net Working Capital is less than $0, then:

(A)          if the Net Working Capital is greater than or equal to $0, Buyer shall pay to Seller an amount equal to the amount by which Estimated Net Working Capital is less than $0; and

(B)           if the Net Working Capital is less than the Estimated Net Working Capital, Seller shall pay to Buyer an amount equal to the amount by which Net Working Capital is less than Estimated Net Working Capital.

(c)           Payments pursuant to this Section.  All payments pursuant to Section 1.6(b) shall be made by wire transfer or delivery of other immediately available funds within three business days after the date on which the Net Working Capital finally is determined pursuant to Section 1.6(a) above.  Such payment shall be treated as an adjustment to the Purchase Price.

1.7          Earnout Payments.

(a)           In the event that and only in the event that the Buyer Parties or their Affiliates attain the milestone-based objectives for the Business set forth in Annex A (the “MBOs”) for fiscal years 2011, 2012 or 2013, Buyer will pay to Seller as additional consideration for the Purchased Assets additional amounts in accordance with this Section 1.7 and Annex A hereto (each such payment, if any, an “Earnout Payment”).  An Earnout Payment for any such fiscal year shall only become due and payable by Buyer in the event that and only in the event that Buyer Parties or their Affiliates achieve an MBO for such fiscal year as set forth on Annex A and Rogers continues to serve the Buyer Parties as of the end of such fiscal year (unless such failure to serve the Buyer Parties is as a result of Rogers death or disability); provided, however, that if Rogers resigns for Good Reason (as such term is defined in the Employment Agreement (as defined below)) or is terminated by the Buyer Parties without Cause (as such term is defined in the Employment Agreement), notwithstanding anything contained herein to the contrary, the Seller shall be entitled to the Revised Earnout Payment (as defined in Annex A).  The amount of the Earnout Payment for such fiscal year shall be calculated in accordance with Annex A.  All Earnout Payments to be made pursuant to this Section 1.7 will be paid in cash by wire transfer of immediately available funds as soon as practicable after the date on which an Earnout Payment is finally determined under this Section 1.7.  Parent shall guarantee the payment of the Earnout Payments from Buyer to Seller, pursuant to the terms of the Guaranty (defined below).  All calculations required to be made by this Section 1.7, including Buyer’s computation of the amounts payable under this Section 1.7 (collectively, “Calculations”), will be made by the Buyer and delivered to the Seller within 30 days of the applicable fiscal year end.  At the time of each such payment, Buyer shall provide a computation of the amounts payable under this Section 1.7 and Seller will have the right to communicate with, and review the work papers, schedules, memoranda, and other documents Buyer prepared or reviewed in preparing the Calculations under this Section 1.7.

(b)           In no event shall the aggregate Earnout Payments due hereunder exceed $1,300,000.00 (the “Maximum Amount”).

(c)           Seller shall have 30 days from the date of its receipt of the Calculations to deliver written notice of its objection to the Calculations, including, without limitation, the Earnout Payment.  If Buyer and Seller are unable to agree on an amount to be paid pursuant to this Section 1.7, then (i) for 30 days after the date Buyer receives a letter from Seller detailing its objections to Seller’s calculations of such amount, Seller and Buyer will use their reasonable good-faith efforts to agree on such calculation, and (ii) lacking such agreement, the matter will be referred to the Accounting Firm at the request of either Buyer or Sellers’ Agent to resolve any remaining objections, which will determine the correct amount within 60 days of such referral, which determination will be final and binding on the Parties for all purposes.

(d)           Each Seller Party hereby acknowledges and agrees that, following the Closing, Buyer shall have the general right to operate its business (including the Business) in the manner that it reasonably deems appropriate and that Buyer shall have no obligation to operate its business (including the Business) to maximize an Earnout Payment.  Notwithstanding the foregoing, Buyer hereby covenants and agrees that (i) it shall not take any action with respect to the Business the purpose of which is to seek to avoid the obligation to make an Earnout Payment hereunder, (ii) Rogers, while an employee of a Buyer Party or their Affiliate(s), shall have input in the budget decisions of the Business, hiring and discharge of Business employees, marketing decisions of the Business, education of the Buyer Parties’ sales force as to the products and services offered for sale by the Business, and the pricing of the products and services offered for sale by the Business, and (iii) Rogers shall have the right to communicate directly with the Chief Executive Officer of the Parent (the “CEO”) regarding the Business and recommend strategies for the Business to the CEO.

1.8          Allocation.  Within 60 calendar days of the Closing Date, Buyer shall deliver to the Seller an asset allocation schedule (the “Purchase Price Allocation”) allocating the Purchase Price and the Assumed Liabilities in accordance with Section 1060 of the Code and the Treasury regulations thereunder.  The Seller shall have the right to review and raise any objections in writing to the Purchase Price Allocation for 10 days after the receipt thereof.  If the Seller disagrees with respect to any material item in the Purchase Price Allocation, the parties shall negotiate in good faith to resolve the dispute.  If the Buyer and the Seller are unable, within 15 calendar days after receipt by the Buyer of such notice of objections, to resolve the disputed items, such disputed items will be referred to the Accounting Firm.  The Accounting Firm shall, within 30 calendar days of receipt, deliver to Buyer and the Seller a written report setting forth its determination as to such disputed items (and only such disputed items), and its determinations will be conclusive and binding upon the parties thereto for purposes of the Purchase Price Allocation.  The fees and disbursements of the Accounting Firm shall be borne equally by each party.  Buyer and Seller agree to be bound by the Purchase Price Allocation and act in accordance with the Purchase Price Allocation in all federal, state and local Tax Returns (including, without limitation, Form 8594).

1.9          Deliveries.  On the date of Closing (the “Closing Date”),

(a)           the applicable Seller Parties will deliver or cause to be delivered to Buyer (i) a bill of sale in substantially the form attached hereto as Exhibit A hereto (the “Bill of Sale”), duly executed by Seller, (ii) an assignment and assumption agreement in substantially the form attached hereto as Exhibit B hereto (the “Assignment and Assumption Agreement”), duly executed by Seller, (iii) such other bills of sale, certificates of title or origin, deeds, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the assignment and delivery of the Purchased Assets to Buyer, (iv) a member’s certificate duly executed by a Member and in form and substance reasonably satisfactory to Buyer, (v) an employment offer letter in substantially the form attached hereto as Exhibit C hereto (the “Offer Letters”) and confidentiality and non-compete agreement in substantially the form attached hereto as Exhibit D hereto (the “Confidentiality Agreements”) executed by each person set forth on Schedule 1.9(a)(v), (vi) an opinion of counsel to the Seller in substantially the form attached hereto as Exhibit E hereto, (vii) a non-competition and non-solicitation agreement in substantially the form attached hereto as Exhibit F hereto executed by each Member (the “Non-Compete Agreements”); (viii) the third party consents set forth on Schedule 1.9(a)(viii) (the “Third Party Consents”), each in the form reasonably provided to Seller by Buyer, (ix) restricted stock unit grants in substantially the form attached hereto as Exhibit G hereto duly executed by Katie Beth DeSchepper and Daniel Troester (the “Employee Grants”); (x) an Employment Agreement between Rogers and Buyer, in substantially the form of Exhibit H (the “Employment Agreement”), duly executed by Rogers; and (xi) a payoff letter in substantially the form of Exhibit I, duly executed by Rogers.

(b)           the applicable Buyer Parties will deliver or cause to be delivered to (i) Seller (A) the Initial Cash Consideration, less the Payoff Amount and less the Holdback Amount (defined below), in cash by wire transfer of immediately available funds, (B) the Bill of Sale, duly executed by Buyer, (C) the Assignment and Assumption Agreement, duly executed by Buyer, (D) the Offer Letters, each duly executed by Buyer, (E) an officer’s certificate and a secretary’s certificate for Buyer, each duly executed by the appropriate person and in form and substance reasonably satisfactory to Seller, (F) the Employee Grants, each duly executed by the Parent, (G) the Confidentiality Agreements, duly executed by Buyer, (H) the Non-Compete Agreements, duly executed by Buyer, and (I)  the guaranty of Parent of the Earnout Payments in the form of Exhibit J (the “Guaranty”); and (ii) Rogers, on behalf of the Seller and out of the Initial Cash Consideration, the Payoff Amount, in cash by wire transfer of immediately available funds.

1.10        Termination of Agreement.  Buyer and Seller may terminate this Agreement as to all Parties by mutual written consent at any time prior to Closing.  Either Buyer or Seller may terminate all provisions of this Agreement as to all Parties, except for this Section and ARTICLE 6, by giving written notice if the Closing has not occurred prior to January 31, 2011 (the “Termination Date”), provided, however, that the Party delivering such notice (or in the case of a delivery by Seller, any Seller Party) must not have caused such failure to close.  Buyer may terminate all provisions of this Agreement as to all Parties, except for this Section and ARTICLE 6, by giving written notice to Seller any time prior to Closing if any Seller Party has breached in any material respect any representation, warranty or covenant contained in this Agreement.  Seller may terminate all provisions of this Agreement as to all Parties, except for this Section and ARTICLE 6, by giving written notice to Buyer any time prior to Closing if Buyer has breached in any material respect any representation, warrant or covenant contained in this Agreement.  Any termination of this Agreement under this Section (except as permitted in this first sentence of this Section) will not extinguish or impair the rights of a non-breaching Party to pursue all legal remedies available to it, and no election of remedies will be deemed to have been made.

1.11        Conditions to Closing.

(a)           Conditions Precedent to Buyer’s Obligations.  Buyer’s obligation to consummate the Transactions is subject to the satisfaction of each of the following conditions:  (i) each representation and warranty by each Seller Party must have been accurate and complete in all material respects on the date hereof (the “Execution Date”) and must be accurate and complete on the Closing Date (as though made then, with the Closing Date substituted for the Execution Date unless the context requires otherwise); (ii) each Seller Party must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing in all material respects; (iii) since the Execution Date, there must have been no event, series of events or the lack of occurrence thereof which, singularly or in the aggregate, could reasonably be expected to have a material adverse effect on the Business or Purchased Assets; (iv) there must not be issued and in effect any Order restraining or prohibiting the Transactions or any pending or threatened Action by or before any Governmental Body or arbitrator which seeks to restrain, prohibit, invalidate or collect Damages arising out of the Transactions, or which, in Buyer’s reasonable judgment, makes it inadvisable to proceed with the Transactions; (v) the Seller Parties and Buyer must have received all Permits and Consents necessary or advisable to consummate the Transactions; (vi) Seller and Buyer must have received releases of all Encumbrances on the Purchased Assets other than Permitted Encumbrances; and (vii) Buyer shall have received the deliveries required by Section 1.9(a).

(b)           Conditions Precedent to Seller’s Obligations.  Seller’s obligation to consummate the transactions contemplated to occur at Closing is subject to the satisfaction of each of the following conditions:  (i) each representation and warranty by Buyer must have been accurate and complete in all material respects on the Execution Date and must be accurate and complete on the Closing Date (as though made then, with the Closing Date substituted for the Execution Date unless the context requires otherwise); (ii) Buyer must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing in all material respects; (iii) there must not be issued and in effect any Order restraining or prohibiting the Transactions; (iv) Seller shall have received the deliveries required by Section 1.9(b); (v)  the Offer Letters and Confidentiality Agreements shall have been executed by the Parent; and (vi) the Employee Grants shall have been duly executed by the Parent.

ARTICLE 2

BUYER PARTIES’ REPRESENTATIONS AND WARRANTIES

Each Buyer Party, jointly and severally, represents and warrants to the Seller Parties that the statements contained in this ARTICLE 2 are correct and complete on the Execution Date, and will be correct and complete as of the Closing Date (as though made then, with the Closing Date substituted for the Execution Date unless the context requires otherwise).

2.1          Organization of Buyer.  Each Buyer Party is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each Buyer Party has the corporate power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted.  There is no pending or (to each Buyer Party’s knowledge) threatened action, suit, arbitration, mediation, investigation or similar proceeding (an “Action”) for the dissolution, liquidation, insolvency or rehabilitation of any Buyer Party.

2.2          Authority of Buyer; Enforceability.  Each Buyer Party has the corporate power and authority necessary to execute and deliver each Transaction Document to which it is a party and to perform and consummate the Transactions.  Each Buyer Party has taken all action necessary to authorize its execution and delivery of each Transaction Document to which such Buyer Party is a party, the performance of its obligations thereunder and its consummation of the Transactions.  Each Transaction Document to which each Buyer Party is a party has been duly authorized, executed and delivered by such Buyer Party and is enforceable against such Buyer Party in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights of creditors and general principles of equity (an “Enforceability Exception”).

2.3          No Violation.  The execution and the delivery by each Buyer Party of this Agreement and the other Transaction Documents to which such Buyer Party is a party, the performance by such Buyer Party of its obligations hereunder and thereunder and the consummation of the Transactions by such Buyer Party will not (a) with or without notice or lapse of time, constitute or create a breach or violation of, or default under, any Law, Order, Contract or Permit to which such Buyer Party is a party or by which it is bound or any provision of such Buyer Party’s organizational documents as in effect on the Closing Date, (b) require any consent, approval, notification, waiver or other similar action (a “Consent”) under any Contract or organizational document to which such Buyer Party is a party or by which it is bound or (c) require any Permit under any Law or Order, other than (i) required filings, if any, with the Securities and Exchange Commission and (ii) notifications or other filings with state or federal regulatory agencies after the Closing that are necessary or convenient and do not require approval of the agency as a condition to the validity of the Transactions.

2.4          Valid Issuance.  The Shares to be issued pursuant to this Agreement, when issued, will be duly authorized and validly issued, fully paid and non-assessable, and will be issued in compliance with all applicable federal and state securities Laws.  The Employee Grants to be issued pursuant to this Agreement, when issued, will be duly authorized and validly issued, and will be issued in compliance with all applicable federal and state securities Laws.

2.5          Capitalization of Parent.  The authorized capital stock of Parent consists of (i) 40,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), of which, as of December 31, 2010, approximately 17,612,536 shares were outstanding, and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share, none of which were outstanding.

2.6          SEC Reports.  Parent has filed all required forms, reports and documents with the United States Securities and Exchange Commission since it became subject to the reporting requirements of the Securities Exchange Act of 1934 (“Parent SEC Reports”), and each of such Parent SEC Report complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as applicable, in each case as in effect on the dates such forms reports and documents were filed.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER PARTIES

Each Seller Party, jointly and severally, represents and warrants to Buyer that the statements contained in this ARTICLE 3 are correct and complete on the Execution Date, and will be correct and complete as of the Closing Date (as though made then, with the Closing Date substituted for the Execution Date unless the context requires otherwise).

3.1          Entity Status.  Except as set forth on Schedule 3.1, the Seller (a) is duly organized, validly existing and in good standing under the Laws of the State of Kansas, (b) is duly authorized to conduct its business and is in good standing under the Laws of each jurisdiction where such qualification is required, (c) has the requisite entity power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted, (d) is not in breach or violation of, or default under, any provision of its organizational documents and (e) there is no pending or, to each Seller Party’s knowledge, threatened Action for its dissolution, liquidation, insolvency or rehabilitation.  Buyer has been given correct and complete copies of Seller’s organizational documents, as amended to date.

3.2          Power and Authority; Enforceability.  Seller has the entity power and authority, and each Member has the capacity and authority, necessary to execute and deliver each Transaction Document to which it is a party and to perform and consummate the Transactions.  Each Seller Party has taken all action necessary to authorize the execution and delivery by such Seller Party of each Transaction Document to which it is a party, the performance of its respective obligations thereunder, and the consummation by such Seller Party of the Transactions.  Each Transaction Document to which a Seller Party is a party has been duly authorized, executed and delivered by such Seller Party and is enforceable against such Seller Party in accordance with its terms, subject to an Enforceability Exception.

3.3          No Violation.  Except as listed on Schedule 3.3, the execution and the delivery by each Seller Party of this Agreement and the other Transaction Documents to which such Seller Party is a party, the performance by each Seller Party of its obligations hereunder and thereunder, the consummation of the Transactions by each Seller Party will not (a) with or without notice or lapse of time, constitute or create a breach or violation of, or default under, any (i) law (statutory, common or otherwise), constitution, ordinance, rule, regulation, executive order or other similar authority (“Law”) enacted, adopted, promulgated or applied by any legislature, agency, bureau, branch, department, division, commission, court, tribunal or other similar recognized organization or body of any federal, state, county, municipal, local or foreign government or other similar recognized organization or body exercising similar powers or authority (a “Governmental Body”), (ii) order, ruling, decision, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Body or arbitrator (an “Order”), (iii) Contract or Permit to which, in the case of (i), (ii) or (iii), any Seller Party is a party or by which it is bound or to which any Purchased Asset or the Business is subject, or (iv) organizational document of any Seller Party as in effect on the Closing Date, (b) result in the imposition of any lien, claim or encumbrance (an “Encumbrance”) upon any Purchased Asset, other than Permitted Encumbrances (as defined in Section 3.8), (c) require any Permit or Consent under any Law, Order, Contract or organizational document to which any Seller Party is a party or by which any Seller Party is bound or to which any Purchased Asset or the Business is subject or (d) in any other way materially and adversely impair any Purchased Asset or the Business.

3.4          Financial Statements.  Set forth on Schedule 3.4 are the following financial statements (the “Financial Statements”) of Seller:  (a) unaudited balance sheets and statements of income as of and for the fiscal years ended 2008 and 2009; and (b) unaudited balance sheet (the “Most Recent Balance Sheet”) and statements of income (the “Interim Financial Statements”) as of and for the 11 months ended November 30, 2010 (the “Balance Sheet Date”).  The Financial Statements have been prepared in accordance with Modified GAAP applied on a consistent basis throughout the periods covered thereby, present fairly Seller’s financial condition as of such dates and Seller’s results of operations for such periods and are correct, complete and consistent with Seller’s books and records; provided, however, that the Interim Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.  Seller is not now insolvent, nor will Seller be rendered insolvent by any of the Transactions.  A person is “insolvent” for purposes of this Section when the sum of its liabilities and obligations is greater than a fair valuation of all of its property.  The Seller maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements of the Seller and to maintain accountability for assets; and (iii) access to the Seller’s assets is permitted only in accordance with management’s authorization.  The Seller is not party to or otherwise involved in any

“off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K under the Securities Exchange Act of 1934).

3.5          Subsequent Events.  Except as set forth in Schedule 3.5, since November 21, 2010 (the “Target Date”):  (a) Seller has operated in the ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency) (“Ordinary Course of Business”), (b) Seller has not taken any of the actions prohibited by Sections 4.9(b)(i)-(xi), and (c) to the Closing Date, there have been no events, series of events, or the lack of occurrence thereof that, singularly or in the aggregate, could reasonably be expected to have a material adverse effect on the Business or Purchased Assets.

3.6          No Undisclosed Liabilities.  Except as set forth on Schedule 3.6, Seller does not have any liability or obligation (and there is no basis for any present or future Action or Order against Seller or the Purchased Assets giving rise to any liability or obligation), except for (a) liabilities reflected or reserved against on the Most Recent Balance Sheet (rather than disclosed in any notes thereto) and not paid or discharged prior to Closing and (b) liabilities arising after the Balance Sheet Date in Seller’s Ordinary Course of Business which, individually or in the aggregate, are not material and are of the same character and nature as the liabilities and obligations reflected or reserved against on the Most Recent Balance Sheet (rather than disclosed in any notes thereto) and which do not (i) result from or relate to any tort or infringement or any breach, violation of or default under any Law, Order, Permit or Contract or (ii) arise out of any Action or Order.  No Seller Party has any liability or obligation to pay any compensation to any broker, finder or agent with respect to the Transactions for which Buyer could become directly or indirectly responsible.

3.7          Legal Compliance.  Except as set forth on Schedule 3.7, Seller and each of its predecessors and Affiliates has complied with all Laws and Orders in all material respects, including any Laws related to professional fundraising activities, and no Action is pending or, to each Seller Party’s knowledge, threatened against any of them alleging any failure to so comply.  No material expenditures are, or based on any Law, Order or Permit will be, required of Buyer to own the Purchased Assets and operate the Purchased Assets and the Business in compliance with all Laws, Orders and Permits at the time immediately following the Closing.  “Affiliate” with respect to a specified person means any other person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person.

3.8          Availability, Title to and Condition of Purchased Assets.  Except as set forth on Schedule 3.8, (a) the Purchased Assets constitute and include all the assets, including Intellectual Property rights (except for Excluded Assets), necessary for the conduct of the Business as currently conducted; (b) there are no material assets, including Intellectual Property rights, used in or relied upon for the conduct of the Business other than the Purchased Assets; (c) Seller has (and subject to Buyer’s own actions after the Closing, Buyer will have) good and marketable title to, or a valid leasehold interest in, all of the Purchased Assets, in each case free and clear of any Encumbrances other than (i) statutory, mechanics’ or other liens that were incurred in Seller’s Ordinary Course of Business, (ii) Encumbrances that are being contested in good faith and for which adequate reserve has been made on the Most Recent Balance Sheet (rather than disclosed in any notes thereto), (iii) liens for Taxes incurred but not yet due and (iv) Encumbrances set forth on Schedule 3.8 (collectively, “Permitted Encumbrances”); and (d) all tangible assets (except for Excluded Assets) included as part of the Purchased Assets, whether owned or leased, are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, are in good operating condition (subject to normal wear and tear) and are suitable for the purposes for which they are currently used and currently proposed to be used.

3.9          Contracts.  Schedule 3.9 lists each Contract that relates to the Business or any of the Purchased Assets.  Seller has delivered to Buyer a correct and complete copy of each written Contract (as amended to date) listed in Schedule 3.9 and a written summary setting forth the terms and conditions of each oral Contract referred to in Schedule 3.9.  Except as set forth on Schedule 3.9, (a) each Assumed Contract is enforceable and will continue to be enforceable on identical terms following the consummation of the Transactions; (b) neither Seller nor, to each Seller Party’s knowledge, any of the counter-parties to any Assumed Contract is or has been in (and no event has occurred that, with or without notice or lapse of time, would create or constitute a breach or violation of, or default under, any Assumed Contract’s provisions; and (c) the Seller has not, and, to each Seller Party’s knowledge, no counterparty, has repudiated any provision of any Assumed Contract.  Schedule 3.9 denotes each such Contract to which any Seller Party or any of its Affiliates is a party (excluding Seller).

3.10        Litigation.  Schedule 3.10 sets forth each instance in which any Seller Party (a) is subject to any outstanding Order or (b) is a party, the subject of or, to each Seller Party’s knowledge, is threatened to be made a party to or the subject of any Action.  No Order or Action required to be set forth in Schedule 3.10 questions the enforceability of a Transaction Document or the Transactions, or could result in any material adverse effect on the Business or Purchased Assets, and no Seller Party has any basis to believe that any such Action may be brought or threatened against any Seller Party or Buyer.

3.11        Environmental, Health and Safety Matters.  As used in this Agreement, “Environmental, Health and Safety Requirements” means all Laws, Orders, Permits, Contracts and programs (including those promulgated or sponsored by industry associations, insurance companies and risk management companies) concerning or relating to public health and safety, worker/occupational health and safety and pollution or protection of the environment, including those relating in any way to noises, radiation or chemicals, toxic or hazardous materials, substances or wastes, each as amended and as now in effect.  Except as set forth in Schedule 3.11, to each Seller Party’s knowledge, (a) Seller is in compliance with all Environmental, Health and Safety Requirements in connection with owning, using, maintaining or operating its business, operations or assets; (b) each location at which Seller operates, or has operated, the Business or the Purchased Assets is in compliance with all Environmental, Health and Safety Requirements; and (c) there are no pending or threatened allegations by any person that any of Seller’s properties or assets are not, or that the Business has not been, conducted in compliance with all Environmental, Health and Safety Requirements.

3.12        Employee Benefits.  Schedule 3.12 lists each non-qualified deferred compensation plan, qualified defined contribution retirement plan, qualified defined benefit retirement plan or other material fringe benefit plan or program that any Seller Party maintains or to which any Seller Party contributes.  Except as set forth on Schedule 3.12, with respect to any employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), which is subject to ERISA and which is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to, within six years prior to the Closing Date, by any Seller Party or any person deemed to be affiliated or aggregated with any Seller Party under Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986 (the “Code”) or Section 4001(a)(14) of ERISA, (a) no unsatisfied withdrawal liability or obligation, within the meaning of Section 4201 of ERISA, has been incurred, (b) no unsatisfied liability or obligation to the Pension Benefit Guaranty Corporation has been incurred by any Seller Party or any ERISA Affiliate, (c) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred and (d) all contributions (including installments) to such plan required by Section 302 of ERISA and Section 412 of the Code have been timely made.  Except as set forth on Schedule 3.12, with respect to any kind of employee benefit plan, such plan has been funded and maintained in compliance with all Laws applicable thereto and the requirements of such plan’s governing documents.  The Members shall, prior to the Closing Date, vote to terminate Seller’s employee benefits plans as identified in Schedule 3.12.

3.13        Intellectual Property.

(a)           Schedule 3.13 contains an accurate and complete description of all Seller Intellectual Property.  Except as provided in Schedule 3.13:

(i)            Each item of Seller Intellectual Property is free and clear of any Encumbrances;

(ii)           the Seller is the owner of all right, title and interest in or is the exclusive licensee of all Seller Intellectual Property;

(iii)          the Seller is the owner of all right, title and interest in, and has good title to, (A) all trademarks, service marks and trade names used in connection with the operation or conduct of the business of the Seller, including the sale of any products or technology or the provision of any services by the Seller, (B) all copyrighted works that are or are part of Seller products, (C) all patents and patent applications of the Seller Intellectual Property, and (D) other works of authorship and inventions that the Seller otherwise purports to own;

(iv)          the Seller has not transferred ownership of any right, title or interest in, or granted any license under or right to use or authorized the retention of any rights to use, any Intellectual Property that is or was Seller Intellectual Property, to any other person or entity;

(v)           there are no persons or entities to whom Seller has delivered copies of the source code to any Seller Intellectual Property, whether under an escrow arrangement or otherwise, or persons or entities who have the right to receive such source code;

(vi)          all Seller Intellectual Property, including any item thereof, is and will be fully transferable, assignable and licensable by or between Seller or Buyer without restriction and without payment of any kind to any third party;

(vii)         the consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of the Seller in any Seller Intellectual Property;

(viii)        the consummation of the transactions contemplated by this Agreement will not result in the breach or termination of any license, contract or agreement to which Seller is a party respecting any Intellectual Property;

(ix)           the operation of the business of the Seller does not infringe or misappropriate any Intellectual Property of any person or entity, violate the rights of any person or entity, or constitute unfair competition or trade practices under the laws of any jurisdiction;

(x)            the Seller has not received notice from any person or entity claiming that such operation or any act, product, process, technology or service (including products, processes, technology or services currently under development) of the Seller infringes or misappropriates any Intellectual Property of any person or entity or constitutes unfair competition or trade practices under the laws of any jurisdiction or any claim challenging the ownership, validity or effectiveness of any of the Seller Intellectual Property (nor is a Seller Party aware of any basis therefor);

(xi)           there are no contracts, licenses or agreements between the Seller and any other person or entity with respect to Seller Intellectual Property under which there is any dispute regarding the scope of such agreement or performance under such agreement, including with respect to any payments to be made or received by the Seller thereunder;

(xii)          to the knowledge of each Seller Party, no person or entity (including any employee or former employee of Seller) is infringing, misusing or misappropriating any Seller Intellectual Property;

(xiii)         no Seller Party has provided any communication alleging to any third party that they have violated, or by conducting their businesses as proposed, would violate, any patent, trademark, service mark, copyright, trade secret or other proprietary right of the Seller;

(xiv)        no Seller Intellectual Property or product, process, technology or service of the Seller is subject to any proceeding, lawsuit or action or outstanding decree, order, judgment, agreement or stipulation that restricts in any manner the manufacture, use, sale, transfer or licensing by the Seller of Seller Intellectual Property or any product, process, technology or service of the Seller or may affect the validity, use or enforceability of such Seller Intellectual Property;

(xv)         the Seller has not received notice from any person or entity of any claims challenging or questioning the validity or effectiveness of any license or agreement relating to any Seller Intellectual Property;

(xvi)        the Seller has not entered into any agreement or offered to indemnify any other person or entity against any charge of infringement with respect to any Seller Intellectual Property;

(xvii)       the Seller has not entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise enforce rights with respect to, any Seller Intellectual Property;

(xviii)      the Seller has the exclusive right to file, prosecute and maintain all existing applications and registrations with respect to the Seller Intellectual Property;

(xix)         the ownership of the Seller Intellectual Property by Buyer upon the Closing will not result in the granting by Buyer of any Intellectual Property rights of Buyer (other than Seller Intellectual Property rights) to any person or entity;

(xx)          the Seller has filed applications for registration or issuance of Seller Intellectual Property as described in Schedule 3.13 in the jurisdictions set forth thereon and those applications are currently pending and have not been abandoned or withdrawn;

(xxi)         to the knowledge of each Seller Party, no third party has a reason to object to or oppose any application filed by a Seller Party prior to Closing to register any Seller Intellectual Property;

(xxii)        to the knowledge of each Seller Party, all Seller Intellectual Property has been registered, filed, certified or otherwise perfected by recordation with the proper

Governmental or Regulatory Authority, and all registrations and patents associated with Seller Intellectual Property, whether owned by the Seller or licensed, are valid and subsisting;

(b)           There are no actions that must be taken by the Seller within ninety (90) days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any registered Seller Intellectual Property.

(c)           In each case in which the Seller has acquired any Seller Intellectual Property rights from any person, it has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Seller Intellectual Property (including the right to seek past and future damages with respect thereto) to it and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Seller has recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(d)           Seller secured from all Contributors valid written assignments to Seller as sole legal and beneficial owner free and clear from Encumbrances of the Contributors’ rights to any and all contributions made by such Contributors.  No past or present Contributor retains any interest, claim, license or right in relation to any part of the Seller Intellectual Property or Seller products or services, and there are no payments payable to any Contributor under any contract by reason of the ownership, use, sale or disposition of any Seller Intellectual Property or the products or services of Seller.  No Contributor has incorporated any Contributor or third party materials into any Contribution, and Seller does not any will not require the use of any Intellectual Property owned by any Contributor or third party in order to fully utilize the Contribution.  With respect to Contributors who are contractors, each such contractor returned to Seller all confidential information of the Seller to which the contractor was exposed and Seller is not aware of and has no reason to suspect that any such contractor disclosed or used (other than in performance of the work for Seller) any Seller confidential information or Contribution, or breached its agreement with the Seller.

(e)           Except as listed on Schedule 3.13, no royalties, commissions, fees or other payments are or will become payable by the Seller to any person or entity by reason of the use or exploitation of any Seller Intellectual Property in the conduct of the Business, including the sale or other disposition of any product or services.  Following the consummation of the transaction, Buyer Parties will be able to exercise all of the rights of Seller in Seller Intellectual Property without payment of consideration or royalties or the imposition of other restrictions (other than the royalties that would be payable for, and restrictions imposed on, the exercise of Seller Intellectual Property by Seller as contained in the contracts listed in Schedule 3.13).  With respect to any Seller Intellectual Property subject to royalty or other payment obligation, no royalties or continuing payment obligations are past due.

(f)            Seller has taken commercially reasonable actions to protect and maintain the confidentiality of all Seller Intellectual Property that Seller holds or purports to hold as a trade secret, including entering into agreements requiring confidential treatment by any third parties to whom any such Seller Intellectual Property is disclosed.  Seller has caused any confidential information of third parties to be properly maintained and returned or disposed of in accordance with any obligations imposed on the recipient of such information, and Seller has not used or disclosed confidential information of third parties or otherwise violated any obligation imposed on Seller with respect to such confidential information.

(g)           For the purposes of this Agreement, (i) “Intellectual Property” means any and all of the following and all rights in, arising out of, or associated therewith throughout the world including any registrations or applications therefor:  (A) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, schematics, technology, process and manufacturing information, research and development data, technical data and customer lists, and all documentation relating to any of the foregoing; (C) all United States and foreign copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto; (D) all United States and foreign mask works, mask work registrations and applications therefor; (E) all United States and foreign industrial designs and any registrations and applications therefor; (F) all United States and foreign trade names, logos, slogans, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith; (G) all databases and data collections and all rights therein; (H) all computer software including all source code (whether or not deployed), object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Internet addresses, uniform resource locators, sites (and all content contained therein) and domain names; (I) any similar, corresponding or equivalent rights to any of the foregoing; and (J) all documentation related to any of the foregoing; (ii) “Seller Intellectual Property” means any and all Intellectual Property, both registered and unregistered, in any jurisdiction worldwide, that is owned in whole or in part by or is subject to any agreement or other obligation to assign or transfer ownership in whole or in part to or exclusively licensed to the Seller, and expressly includes the Intellectual Property identified by Schedule 3.13, and also includes all other tangible and intangible information or material that is used or currently proposed to be used in the business of the Seller as currently conducted or as currently proposed to be conducted; and (iii) “Contributors” means any and all current or former contractors (including their relevant employees, agents or contractors), employees, officer, director or other individuals of Seller that have contributed to the creation, development, improvement or modification of any of the Seller Intellectual Property right or Seller products or services or any part thereof; and (2) “contribution” means any (A) creation, development, improvement or modification of any of the Seller Intellectual Property right or Seller products or services or any part thereof, and (B) asset, work product or invention together with any Intellectual Property therein created or developed pursuant to any engagement with, employment by, or services rendered to or on behalf of, Seller.

3.14        Taxes.

(a)           The Seller has timely filed, or caused to be filed, all Tax Returns that are or were required to be filed by it pursuant to applicable law.  The Seller has made available to Buyer copies of all Tax Returns that pertain to the Seller filed for periods beginning on or after January 1, 2007.  The Seller has timely paid all Taxes for which the Seller is liable (whether or not shown on any Tax Return).  All Taxes not yet due and payable have been fully accrued on the books of the Seller.  For the purposes of this Agreement, (i) “Tax(es)” means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by a governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any tax liability; and (ii) “Tax Returns” means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including combined or consolidated returns for any group of entities that includes the Seller.

(b)           None of the Tax Returns of the Seller for periods ended after December 31, 2003 has been audited by any taxing authority.  No adjustments have ever been made by any taxing authority to any Tax Returns filed by the Seller.  Since December 31, 2003, the Seller has not given, or been requested to give, waivers or extensions (or is or would be subject to a waiver or extension given by any other person) of any statute of limitations relating to the payment of Taxes for which the Seller may be liable.  No audit, dispute, claim or other proceeding by any Governmental or Regulatory Authority is pending, or, to the knowledge of each Seller Party, threatened, with respect to any Taxes due from or with respect to the Seller or any Tax Return filed by or with respect to the Seller.  No power of attorney granted by the Seller with respect to any Taxes is currently in force.  The Seller is not subject to Tax in any jurisdiction in which the Seller does not file a Tax Return.  No written claim has ever been made by a Governmental or Regulatory Authority in a jurisdiction in which the Seller does not file a Tax Return that such entity may be subject to taxation by that jurisdiction.

(c)           All Taxes that are or were required by law to be withheld or collected, including, but not limited to any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental or Regulatory Authority or other person.

(d)           All Tax Returns filed by (or that include on a consolidated, combined or unitary basis) the Seller are true, correct and complete in all respects.  There are no Encumbrances with respect to Taxes that have been placed on the assets or Equity Interests of the Seller, except for Encumbrances for taxes which are not yet due and payable.  The Seller is not (and has never been) a party to any Tax indemnity or Tax sharing agreement or similar arrangement for the allocation or sharing of Tax liabilities or benefits.  The Seller is not liable for Taxes of any other person as a result of transferee liability, joint and several liability, contractual liability, or otherwise.

(e)           The Seller could not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date hereof as a result of any (a) change in method of accounting for a taxable period ending on or prior to the date hereof, (b) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the date hereof, (c) installment sale or open transaction disposition made on or prior to the date hereof, or (d) prepaid amount received on or prior to the date hereof.

(f)            The Seller has not engaged in any transaction that could affect the income Tax liability for any taxable year not closed by the applicable statute of limitations which (i) is a “reportable transaction” (ii) a “listed transaction” or (iii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meanings of Sections 6662, 6662A, 6011, 6012, 6111, or 6707A of the Code or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(g)           The Seller has never made an election to be treated as a “corporation” for Tax purposes.

(h)           No asset of the Seller is Tax exempt use property under Code Section 168(h).

(i)            The Seller does not own and has never owned “an interest in real property (including an interest in a mine, well, or other natural deposit) located in the United States or the Virgin Islands” within the meaning of section 897 of the Code.

The terms of each of the Seller’s “nonqualified deferred compensation plans” within the meaning of Code section 409A (and associated Treasury Department guidance) comply with Code section 409A (and associated Treasury Department guidance), each such “nonqualified deferred compensation plan” has been operated in compliance with Code section 409A (and associated Treasury Department guidance), and no such “nonqualified deferred compensation plan” has been materially modified within the meaning of Code section 409A (and associated Treasury Department guidance).  The Seller has no indemnity obligation for any Taxes imposed under Code section 409A.

3.15        Inventory.  Seller does not have any inventory.

3.16        Receivables.  All of Seller’s receivables, including all Contracts in transit, manufacturers warranty receivables, notes receivable, accounts receivable, trade account receivables, and insurance proceeds receivable (“Receivables”) are enforceable, represent bona fide transactions, arose in Seller’s Ordinary Course of Business and are properly reflected on Seller’s books and records.  Except as disclosed in Schedule 3.16, all of the Receivables are good and collectible receivables, are current and will be collected in accordance with past practice and the terms of such Receivables (and in any event within six months following the Closing Date) without any set off or counterclaims.  No customer or supplier of Seller is entitled to any payment terms other than terms in Seller’s Ordinary Course of Business.

3.17        Real Property.  The Seller does not own any real property.  Schedule 3.17 also contains an accurate and complete list of all Contracts in respect of real property (including leases) that Seller leases and that is used in or that relates to the Business, accurate and complete copies of which have been delivered to Buyer.  Except as set forth on Schedule 3.17, all of such Contracts included on Schedule 3.17 are enforceable against the parties thereto and their successors.

3.18        Restrictions on Business Activities.  There is no Contract, Order or Action binding upon the Seller that has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of the Seller, any acquisition of property by the Seller or the conduct of the Business by the Seller as currently conducted.

3.19        Employees.  Schedule 3.19 lists all Contracts providing for a commitment of employment or consulting services (and provides a description of all such oral agreements) to which the Seller is a party and affirmatively indicates which (i) contain severance, bonus or other provisions triggered by the Closing or (ii) contain obligations continuing beyond the Closing Date, and true, correct and complete copies of all such written agreements have been delivered to the Buyer.  In addition, Schedule 3.19 identifies all current employees and consultants of the Seller, including all officers of the Seller, and describes the job title of and compensation (including salary, bonuses and perks) payable to, each such individual.  None of such employees has indicated to the Seller a present intention to resign or retire, and the Seller does not have a present intention to terminate the employment of any of them (other than as contemplated by this Agreement).  To each Seller Party’s knowledge, no employee of the Seller is in violation of any term of any employment contract or other contract or agreement relating to the relationship of any such employee with the Seller or any other party (including prior employers) because of the nature of the business now conducted or now proposed to be conducted by the Seller.  To each Seller Party’s knowledge, there is no strike, labor dispute or union organization activities pending or threatened, involving the Seller, or its employees.  With respect to all Seller employees in the United States, the Seller has obtained documentation of each employee’s identity and eligibility to work in the

United States, and, to each of the Seller Party’s knowledge, no such employees will lose their eligibility to work in the United States for the period of one year following the Closing Date.  Schedule 3.19 identifies each of the Seller’s employees in the United States whose eligibility to work in the United States exists pursuant to an issued work permit or visa, and describes the current status of each such individual’s immigration status.  The Seller has taken, and will have taken at all times prior to the Closing Date, all steps to perfect each such employee’s immigration status.  The Seller is in compliance with all applicable United States and foreign immigration laws with respect to their employees.

3.20        Equity Interests.  Schedule 3.20 sets forth the amount of the Seller’s authorized Equity Interests, outstanding Equity Interests and the record and beneficial owners of its Equity Interests.  Except as set forth in Schedule 3.20, the Seller has not issued or agreed to issue any Equity Interests.  Each outstanding Equity Interest of the Seller is duly authorized, validly issued, fully paid and nonassessable, and is owned free and clear of any Encumbrance.  Except as set forth in Schedule 3.20, there are no outstanding obligations of any Seller Party to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of or that restrict the transfer of, the issued or unissued Equity Interests of the Seller.  No Equity Interests of the Seller have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the organizational documents of the Seller or any Contract to which any Seller Party is a party or by which any Seller Party is bound.  For the purposes of this Agreement, “Equity Interest” means any and all units, interests or other limited liability company or membership interests, and any commitments with respect thereto, and any other direct or indirect equity ownership or participation in a person.

3.21        Brokers; Finders.  No broker, investment bank, financial advisor or other person or entity, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon the arrangements made by or on behalf of any Seller Party.

3.22        Customers and Suppliers.  Except as set forth on Schedule 3.22, as of the date hereof, no customer that individually accounted for more than 3% of the Seller’s gross revenues during the 12-month period preceding the date hereof and no supplier of the Seller that individually accounted for more than 3% of the Seller’s purchases during the 12-month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to the Seller to cancel or otherwise terminate its relationship with the Seller or has at any time on or after the Balance Sheet Date, decreased materially its services or supplies to the Seller in the case of any such supplier, or its usage of the services or products of the Seller in the case of such customer, and to the knowledge of each Seller Party, no such supplier or customer has indicated either orally or in writing that it intends to cancel or otherwise terminate its relationship with the Seller or to decrease materially its services or supplies to the Seller or its usage of the services or products of the Seller, as the case may be.  Except as set forth on Schedule 3.22, the Seller has not knowingly breached any agreement, or engaged in any fraudulent conduct with respect to, any customer or supplier of the Seller.

3.23        Accredited Investor.  Seller (i) understands that the Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (ii) has received certain information concerning Buyer and has had the opportunity to obtain additional information as desired to evaluate the merits and the risks inherent in holding the Shares, (iii) is able to bear the economic risk and lack of liquidity inherent in holding the Shares, and (iv) is an “accredited investor” as defined in Regulation D promulgated under the Securities Act.

3.24        Accuracy of Information Furnished.  Except as set forth on Schedule 3.23, no representation, statement or information contained in this Agreement, any of the Transaction Documents or any Contract or other document made available or furnished to Buyer or its representatives by any Seller Party contains any untrue statement of a material fact or omits any material fact necessary to make the information contained therein not misleading.  All projections and estimates that have been provided to Buyer were, at the time of creation, reasonably made in good faith based on reasonable assumptions, given the circumstances at the time such assumptions were made.

ARTICLE 4

COVENANTS

4.1          General.  If any time after the Closing any further action is necessary or desirable to carry out this Agreement’s purposes, each Party will take such further action (including executing and delivering any further instruments and documents, obtaining any Permits and Consents and providing any reasonably requested information) as any other Party may reasonably request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under ARTICLE 5).

4.2          Confidentiality.  Each Seller Party will, and will cause each of its respective Affiliates, directors, officers, employees, agents, representatives and similarly situated persons to (a) treat and hold as confidential, and not use or disclose, all of the information concerning the Business, the Purchased Assets, the negotiation or existence and terms of this Agreement and the business affairs of Buyer (“Confidential Information”), except for (i) disclosures to the person’s professional advisors, the actions for which the disclosing person will be responsible and (ii) disclosures required for such person to perform obligations it may have under this Agreement, and (b) deliver promptly to Buyer or destroy, at Buyer’s request and option, all tangible embodiments (and all copies) of the Confidential Information which are in such person’s possession.  If any person subject to these confidentiality provisions is ever requested or required (by oral question or request for information or documents in any Action) to disclose any Confidential Information, the relevant Seller Party will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective Order or waive compliance with this Section 4.2.  Notwithstanding any contrary provision of this Agreement, any Party (and its respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to such Party relating to such tax treatment and tax structure.

4.3          Change in Corporate Name; Use of Names; Inquiry Referrals.  Each Seller Party will take all such action as may be required, if applicable, to change Seller’s name, as promptly as practicable after the Closing, to one that is (i) distinctly different in sound and appearance from “StrategicOne” and (ii) reasonably acceptable to Buyer.  After the Closing, no Seller Party will or will permit any of its Affiliates to (a) take any action to interfere with Buyer’s exclusive use of the name “StrategicOne” in connection with the conduct and operation of the Business or (b) use the name “StrategicOne” in connection with the conduct of a business that competes or may in the future compete with the Business.  After the Closing, each Seller Party will, and will cause its Affiliates to, refer to Buyer all customer, supplier and other inquiries relating to the Business or the Purchased Assets.

4.4          Litigation Support.  So long as any Party actively is contesting or defending against any Action in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business, each other Party will reasonably cooperate with such Party and such Party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as will be reasonably necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party or one of its Affiliates is entitled to indemnification therefor under ARTICLE 5).

4.5          Public Disclosure.  Each Seller Party shall consult with Buyer before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and shall not issue any such press release or make any such statement or disclosure without the prior approval of Buyer (which approval shall not be unreasonably withheld).

4.6          Exclusivity.  No Seller Party nor any of their Affiliates, agents, or representatives will (and each Member will not cause or permit the Seller to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any Equity Interest, or any substantial portion of the assets, of the Seller (including any acquisition structured as a merger, consolidation, or share exchange), or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing.  In addition, no Member will (i) transfer any of the Equity Interests of the Seller held by it or (ii) vote any of the Equity Interests of the Seller held by it in favor of any such acquisition.

4.7          Taxes.

(a)           Tax Covenant.  The Seller Parties covenant that they will not cause or permit the Seller to make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return, take any action, omit to take any action or enter into any transaction that results in any increased Tax liability or reduction of any Tax asset of the Seller in respect to any Tax period unless required by applicable law.

(b)           Allocation of Tax Liabilities; Indemnification.

(i)            The Seller Parties shall be liable for and shall hold Buyer harmless against any liability for Taxes of the Members or the Seller for (i) any taxable year or other taxable period that ends on or prior to the Closing Date and (ii) with respect to any Straddle Period, the portion of Taxes allocated to the taxable years or periods ending at the end of the Closing Date.  Buyer shall be liable for and shall hold the Seller Parties harmless against any liability for Taxes of Buyer for (i) any taxable year or other taxable period that begins after the Closing Date and (ii) with respect to any Straddle Period, the portion of Taxes allocated to the taxable years or periods ending after the Closing Date.  The indemnities provided under this Section 4.7, shall be in addition to those provided in ARTICLE 5, except that there shall be no duplication of payments under those provisions.

(ii)           Whenever it is necessary for purposes of this Section 4.7 or under ARTICLE 5 to determine the liability for Taxes for a taxable year or period that begins on or before and ends after the Closing Date (the “Straddle Period”) (i) Taxes imposed upon or measured by income, revenue, sales, expenditures, purchases or employee compensation shall be allocated between the portion of such year or period ending on the Closing Date and the subsequent portion of such year or period based on a closing of the books as of the end of the Closing Date, and (ii) all other Taxes shall be allocated in proportion to the number of days of such year or period occurring on or before the Closing Date and the number of days of such year or period occurring thereafter.  Buyer shall promptly notify the Seller in writing upon receipt by Buyer, or any of its Affiliates, of notice of any pending or threatened audits or assessments relating to Taxes for a period ending on or prior to the Closing Date which the Seller Parties would be required to indemnify Buyer pursuant to this Agreement (“Tax Contest”).  The Seller shall have the sole right to control the conduct and resolution of such Tax Contest.  Notwithstanding the foregoing, if any of the issues raised in such Tax Contest could reasonably be expected to have an impact greater than $25,000 on Taxes of the Buyer for any taxable period ending after the Closing Date, then Buyer shall have the right to control the conduct and resolution of the Tax Contest; provided, however, that Buyer shall not resolve or settle such Tax Contest in a manner that could reasonably be expected to have an adverse impact on the Seller Parties’ indemnification obligations under this Agreement without the Seller’s written consent, which shall be timely and shall not be unreasonably withheld, delayed or conditioned.  If the Seller has the right to control the conduct and resolution of such Tax Contest but fail to notify Buyer in writing of their election to do so within 30 days of receipt of notice, then Buyer shall have the right to control the conduct and resolution of such Tax Contest, provided, however, Buyer shall not resolve or settle such Tax Contest in a manner that could reasonably be expected to have an adverse impact on the Seller Parties’ indemnification obligations under this Agreement without the Seller’s written consent, which shall be timely and shall not be unreasonably withheld, delayed or conditioned.  Each party shall bear its own costs for participating in such Tax Contest.

(c)           Returns and Reports.

(i)            Seller Party shall file or cause to be filed when due all Tax Returns with respect to Taxes that are required to be filed by or with respect to the Seller for taxable years or periods ending on or before the Closing Date and shall pay any Taxes due in respect of such Tax Returns.

(ii)           With respect to any Tax Return for a Straddle Period, a copy of such Tax Return shall be provided to the Seller within 45 calendar days prior to the due date (including extensions) for the filing thereof, and the Seller shall have the right to review and comment to the extent it relates to the portion of the period ending on the Closing Date.  Buyer shall make such revisions to the Straddle Period Tax Returns as are reasonably requested by the Seller.  The relevant Seller Party shall promptly pay to Buyer the amount of Taxes, if any, attributable to such period (as determined pursuant to Section 4.7(a) above) at the time such Tax Return is filed.

(d)           Cooperation; Access to Records.  After the Closing Date, the Parties shall:

(i)            assist (and cause their respective Affiliates to assist) the other Party in preparing any Tax Returns or reports which such other party is responsible for preparing and filing in accordance with Section 4.7(b);

(ii)           cooperate fully in preparing for and conducting any audits of, or disputes with taxing authorities regarding, any Tax Returns of any Seller Party;

(iii)          make available to the other party and to any taxing authority, as reasonably requested, all records, documents, accounting data and other information relating to Taxes of any Seller Party;

(iv)          furnish the other party with copies of all correspondence received from any taxing authority in connection with any tax audit or information request with respect to any such taxable period for which the other party may have a liability under Section 4.7(a); and

(v)           execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this ARTICLE 4.

(e)           Disputes.  If the Parties cannot agree on any calculation required to be made under this Section 4.7, the Parties shall jointly direct the Accounting Firm to make such calculation as promptly as practicable, but in any event not later than 30 calendar days after such direction, and to deliver a written notice to each of the Parties setting forth the results of such calculation.  The results of such calculation as made by the Accounting Firm shall be final and binding on the Parties.  The fees and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and the Seller Parties, on the other hand.

(f)            Price Adjustment.  The Parties agree that any payment made under Section 4.7 will be treated by the parties on its Tax Returns as an adjustment to the Purchase Price.

(g)           Survival.  Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 4.7 shall survive until the expiration of the applicable statute of limitations as the same may be extended.

(h)           Transfer Taxes.  The Seller shall each pay all transfer, documentary, sales, use, stamp, registration, notarial fees and other similar Taxes and fees, if any, imposed on or in connection with the transfers contemplated by this Agreement.

4.8          Employment Matters.  Seller shall use its reasonable efforts to cause each person offered employment by Buyer to execute and deliver an Offer Letter and Confidentiality Agreement.  Seller shall terminate all employees of Seller immediately prior to the Closing.  Nothing in this Agreement is intended to restrict Buyer’s rights in selecting Seller’s employees for hiring or subsequently terminating any of Seller’s employee with or without cause following the Closing.

4.9          Actions Prior to Closing.  The Parties agree as follows with respect to the period between the Execution Date and the earlier of the Closing and the Termination Date:

(a)           General.  Each Party will use commercially reasonable efforts to take all action and do all things necessary, proper or advisable to satisfy (but not waive) all conditions to Closing and consummate the Transactions upon the terms set forth in this Agreement.  Each Seller Party will use its best efforts to preserve and to keep intact the Business, the Purchased Assets, the services of the present employees of Seller (including its officers) and the goodwill of the customers, suppliers, creditors and others having business relations with Seller.  Each Seller Party will permit Buyer and its representatives full access at all reasonable times to the premises, properties, personnel, books, records, Contracts and documents pertaining to the Business and the Purchased Assets.  Each Party will give the other Parties notice of any development occurring or existing after the Execution Date that causes or reasonably could be expected to cause a breach of any of the representations or warranties of such Party in this Agreement.

(b)           Operation of the Business.  With respect to Seller, the Business or the Purchased Assets, no Seller Party, without the consent of Buyer, will directly or indirectly permit or cause to occur (or agree to permit or cause to occur) any of the following:  (i) a sale, lease or other disposition of assets outside Seller’s Ordinary Course of Business; (ii) creation of any Contract or Encumbrance outside Seller’s Ordinary Course of Business or any Contract with any director, officer or Affiliate of any Seller Party; (iii) an expenditure outside Seller’s Ordinary Course of Business; (iv) a capital investment in, or loan to, or an acquisition of the securities or assets of, any other person; (v) an issuance of any debt or creation, assumption or guarantee of any liability, outside Seller’s Ordinary Course of Business; (vi) a change in the manner in which accounts payable or other liabilities are paid or in which Receivables are collected; (vii) a change in the employment terms for, or in the compensation of, any employee, manager, officer or Affiliate of Seller, except as required pursuant to a written Contract existing on the Execution Date; (viii) an amendment, modification or termination of any Contract to which Seller is a party or to which the Business or any of the Purchased Assets are subject; (ix)  an issuance, sale or other disposition of membership interest or other equity or debt securities of Seller; (x) a declaration or payment of any distribution to the Members other than distributions at such times and in such amounts that are consistent with Seller’s Ordinary Course of Business; (xi) a redemption, purchase or acquisition of any membership interests or (xii) any other occurrence, event, incident, action, failure to act or transaction outside Seller’s Ordinary Course of Business.

ARTICLE 5

INDEMNIFICATION

5.1          Survival of Representations, Warranties and Covenants.  Each representation and warranty of the Parties contained herein and any certificate related to such representations and warranties will survive the Closing and continue in full force and effect for 18 months thereafter, except (i) the representations and warranties set forth in Sections 2.4, 3.12, 3.13, 3.14, 3.20 and 3.21 which will survive the Closing and continue in full force and effect until the applicable statute of limitations expires and (ii) the representations and warranties set forth in Sections 2.1, 2.2, 3.1 and 3.2, which will survive the Closing and will continue in full force and effect forever.  Each covenant and obligation in this Agreement and any certificate or document delivered pursuant to this Agreement will survive the Closing forever.  Unless expressly waived pursuant to this Agreement, no representation, warranty, covenant, right or remedy available to any person in connection with the Transactions will be deemed waived by any action or inaction of that person (including consummation of the Transactions, any inspection or investigation, or the awareness of any fact or matter) at any time, whether before, on or after the Closing.  Except as otherwise provided herein, if the Closing occurs, the indemnification provided in this Article 5 will be the sole and exclusive remedy for any inaccuracy of any representation or warranty and no Party may seek any other legal remedy (whether under federal or state securities laws or otherwise) that might otherwise be available to such a Party for such a breach.

5.2          Indemnification Provisions for Buyer’s Benefit.  “Damages” means all losses (including diminution in value), damages and other costs and expenses of any kind or nature whatsoever, whether known or unknown, contingent or vested, matured or unmatured, and whether or not resulting from third-party claims, including costs (including reasonable fees and expenses of attorneys, other professional advisors and expert witnesses and the allocable portion of the relevant person’s internal costs) of investigation, preparation and litigation in connection with any Action or threatened Action.  The Seller Parties, jointly and severally, will indemnify and hold each Buyer Party and its respective Affiliates, and their respective officers, directors, managers, employees, agents, representatives, controlling persons, stockholders and similarly situated persons, harmless from and pay any and all Damages directly or indirectly resulting from, relating to, arising out of or attributable to any of the following: (a) any breach of any representation or warranty any Seller Party has made in this Agreement; (b) any breach, violation or default by any Seller Party of any obligation of such Seller Party in this Agreement; (c) the operation and ownership of, or conditions first occurring with respect to, the Business or the Purchased Assets prior to 11:59 p.m. on the Closing Date (other than the Assumed Liabilities relating thereto); and (d) the Excluded Assets or Excluded Liabilities.

5.3          Indemnification Provisions for Seller Parties’ Benefit.  The Buyer Parties, jointly and severally, will indemnify and hold each Seller Party and its Affiliates, and their respective officers, directors, managers, employees, agents, representatives, controlling persons, stockholders and similarly situated persons, harmless from and pay any and all Damages directly or indirectly, resulting from, relating to, arising out of or attributable to any of the following:  (a) any breach of any representation or warranty Buyer has made in this Agreement; (b) any breach, violation or default by Buyer of any obligation of Buyer in this Agreement; (c) except as contemplated by Section 5.2, the Assumed Liabilities or Purchased Assets; and (d) any liability or claim (including, without limitation, interest and penalties) arising out of the failure of Seller to pay any employee of Seller who is performing services in Nebraska for accrued but unused vacation of any such employee which existed as of the Closing, but only to the extent provided in Schedule 1.2(a)(ii).

5.4          Indemnification Claim Procedures.  If any Action is commenced or threatened that may give rise to a claim for indemnification (an “Indemnification Claim”) by any person entitled to indemnification under this Agreement (each, an “Indemnified Party”) against any person obligated to indemnify an Indemnified Party (an “Indemnitor”), then such Indemnified Party will promptly give notice to the Indemnitor. Failure to notify the Indemnitor will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Action is materially and irrevocably prejudiced by the Indemnified Party’s failure to give such notice. An Indemnitor may elect at any time to assume and thereafter conduct the defense of the Indemnification Claim with counsel of the Indemnitor’s choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement with respect to the Indemnification Claim without the Indemnified Party’s prior written approval (which must not be withheld unreasonably). Until an Indemnitor assumes the defense of the Indemnification Claim, the Indemnified Party may defend against the Indemnification Claim in any manner the Indemnified Party reasonably deems appropriate. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within ten (10) days after such notice is given, give notice to the Indemnified Party of its election to assume the defense of such Indemnification Claim and thereafter promptly assume such defense, then the Indemnitor will be bound by any judicial determination made with respect to such Indemnification Claim or any compromise or settlement of such Indemnification Claim effected by the Indemnified Party.

5.5          Limitations on Indemnification Liability.  Any claims an Indemnified Party makes under this ARTICLE 5 will be limited as follows:

(a)           Ceiling.  The aggregate liability for money Damages of the Buyer Parties, on the one hand, and the Seller Parties, on the other, under this Agreement related to breaches of the representations, warranties and covenants herein will not exceed an amount equal to the Holdback Amount, plus the amount of any Earnout Payments (the “Ceiling”), provided, however, that the limitation contemplated hereby will not be applicable with respect to (i) breaches of Sections 2.1, 2.2, 3.1, 3.2, 3.12, 3.13, 3.14, 3.20 and 3.21 or ARTICLE 4, for which the aggregate liability for money Damages of the Buyer Parties, on the one hand, and the Seller Parties, on the other, under this Agreement will not exceed an amount equal to the Purchase Price, (ii) instances of fraud or willful misrepresentation, (iii) liabilities the Buyer Parties may incur with respect to Excluded Assets or Excluded Liabilities or (iv) liabilities the Seller Parties may incur with respect to the Assumed Liabilities.

(b)           Basket/Threshold.  The Buyer Parties, on the one hand, and the Seller Parties on the other, will have no liability for money Damages related to breaches of the representations and warranties in ARTICLE 2 (with respect to the Buyer Parties) or ARTICLE 3 (with respect to the Seller Parties), unless and until the aggregate Damages related thereto exceed $25,000; provided, however, that, if the aggregate Damages related thereto of the Buyer Parties, on the one hand, or the Seller Parties on the other, exceeds such amount, the Indemnitor’s liability will relate back to and include the first dollar of such aggregate Damages.  If Damages arise as Excluded Liabilities or Assumed Liabilities and also as a result of breaches of a Party’s representations and warranties under ARTICLE 2 or ARTICLE 3, such Damages will be deemed to be Excluded Liabilities or Assumed Liabilities, as applicable, and will not be subject to the limits of this Section 5.5(b).

(c)           Pro-Rata Liability.  Notwithstanding anything contained herein to the contrary, in no case shall the individual liability for money Damages related to breaches of the representations, warranties and covenants in excess of the Ceiling herein exceed (i) 85% of such Damages, in the case of Rogers, and (ii) 15% of such Damages, in the case of Fordyce.

5.6          Holdback.  At the Closing, $500,000 of the Purchase Price (the “Holdback Amount”) will be held back by Buyer for a term of 18 months and will be available to compensate the Buyer Indemnified Parties for Damages.  To the extent not utilized or subject to any pending claims by the Buyer Indemnified Parties, the Holdback Amount shall be paid to Seller within five business days of the date occurring 18 months following the Closing Date.  Neither the exercise of nor failure to exercise its rights under this Section 5.6 will constitute an election of remedies or limit Buyer in any matter in the enforcement of any other remedies available to it.

5.7          Negligence of Another Person.  ANY PARTY’S LIABILITY UNDER THIS AGREEMENT WILL NOT BE NEGATED BY ANY OTHER PERSON’S ALLEGED OR PROVEN SOLE, JOINT OR CONTRIBUTORY NEGLIGENCE.

5.8          Offset.  Buyer, acting in good faith, will have the option of setting off all or any part of any Damages a Buyer Indemnified Party suffers by notifying Seller that Buyer is reducing the amount of any Earnout Payment due to Seller by the amount of such Damages.

5.9          Indemnification for Non—Compliance with Bulk Sales Statute.  Buyer acknowledges that the Seller Parties will not comply with any bulk transfer Laws of any jurisdiction in connection with the Transactions.  The Seller Parties will indemnify the Buyer for any Damages resulting from or relating to such non-compliance and limitations contained in Section 5.5 will not apply to Damages incurred as a result thereof.

ARTICLE 6

MISCELLANEOUS

6.1          Entire Agreement.  This Agreement, together with the other Transaction Documents and all schedules, exhibits, annexes or other attachments hereto or thereto, and the certificates, documents, instruments and writings that are delivered pursuant hereto or thereto, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.  Except as provided in ARTICLE 5, there are no third party beneficiaries having rights under or with respect to this Agreement.

6.2          Assignment; Binding Effect.  No Party (other than Buyer to an Affiliate of Buyer) may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any such assignment by a Party without prior written approval of the other Parties will be deemed invalid and not binding on such other Parties.  All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, inure to the benefit of and are enforceable by, the Parties and their respective successors and permitted assigns.

6.3          Notices.  All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and must be given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, to the intended recipient at the address set forth for the recipient on the signature page (or to such other address as any Party may give in a notice given in accordance with the provisions hereof).  All notices, requests or other communications will be effective and deemed given only as follows:  (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery or (iv) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day.  Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

6.4          Specific Performance; Remedies.  Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in addition to any other remedy to which they may be entitled, at law or in equity.  Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity and nothing herein will be considered an election of remedies.

6.5          Headings.  The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

6.6          Governing Law; Venue.  This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law principles.  EACH OF THE PARTIES IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY COURT LOCATED WITHIN THE STATE OF DELAWARE IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY AND IT AGREES THAT PROCESS MAY BE SERVED UPON IT IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS AND WAIVES AND COVENANTS NOT TO ASSERT OR PLEAD ANY OBJECTION WHICH IT MIGHT OTHERWISE HAVE TO SUCH JURISDICTION AND SUCH PROCESS.

6.7          Amendment; Extensions; Waivers.  No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same is in writing and signed by Buyer, Seller and Members holding at least a majority of the outstanding membership interests of Seller on the Closing Date.  Each waiver of a right hereunder does not extend beyond the specific event or circumstance giving rise to the right.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.  Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor does any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

6.8          Severability.  The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, however, that if any provision of this Agreement, as applied to any Party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the Parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.

6.9          Expenses.  Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Transactions, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

6.10        Counterparts; Effectiveness.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.  This Agreement will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties.

6.11        Construction.  This Agreement has been freely and fairly negotiated among the Parties.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.  Any reference to any law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise.  The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” The word “person” includes individuals, entities and Governmental Bodies.  Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.  Time is of the essence in the performance of this Agreement.  Time is of the essence in the performance of this Agreement.

6.12        Schedules.  The disclosures in the Schedules, and those in any supplement thereto, apply to the representations and warranties in the section or paragraph of the Agreement to which they expressly relate and to any other representations or warranties in this Agreement to which such matter’s relevance or application is reasonably apparent on its face.  If there is any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.  Nothing in the Schedules will be deemed adequate to disclose an exception to a representation or warranty made herein, unless the Schedules identify the exception with reasonable particularity and describe the relevant facts in reasonable detail.  Subject to the preceding language of this Section 6.12, the mere listing (or inclusion of a copy) of a document or other item in a Schedule will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains to the existence of the document or other item itself).

6.13        Knowledge.  For purposes of this Agreement, if such individual should have been aware of such fact or other matter after reasonable investigation, an individual will be deemed to have “knowledge” of a particular fact or other matter.  A corporation, association, partnership, limited liability company or other entity (“Entity”) will be deemed to have “knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, member, manager, partner, executor, or trustee of such Entity (or in any similar capacity) has, or at any time had, knowledge of such fact or other matter.

[SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE

TO

ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date stated in the introductory paragraph of this Agreement.

BUYER:

JAY HAWK ACQUISITION CO., INC.

By:	/s/ Jim Offerdahl
Jim Offerdahl, Treasurer

Address:	6700 Antioch, Suite 110
Overland Park, Kansas 66204

PARENT:

CONVIO, INC.

By:	/s/ Jim Offerdahl
Jim Offerdahl, Chief Financial Officer

Address:	11501 Domain Drive, Suite 200
Austin, Texas 78758

SELLER:

STRATEGICONE, L.L.C.

By:	/s/ Michael Rogers
Name:	Michael Rogers
Title:	President/Chief Executive Officer

Address:	6700 Antioch, Suite 110
Overland Park, Kansas 66204

SIGNATURE PAGE

TO

ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date stated in the introductory paragraph of this Agreement.

MEMBERS:

/s/ Michael Rogers
Michael Rogers

Address:	11202 Rosewood
Leawood, Kansas 66211

/s/ James Fordyce
James Fordyce

Address:	7524 Canterbury Court
Prairie Village, Kansas 66208

Annex A

EARNOUT PAYMENTS

Earnout Period 1:  The period beginning on the Closing Date and ending on the first anniversary of the Closing Date.

MBO	Measurement	Target
Current client revenue retention

If the Business (as operated by Buyer or its Affiliates) generates less than $1.6 million in gross revenue during Earnout Period 1 from (i) Seller clients existing as of the Closing (excluding Coral Ridge Ministries and Concerned Women of America) or (ii) any new clients not included in Seller’s or Buyer or its Affiliates’ client base as of the Closing, including those generated by Buyer or its Affiliates’ salesforce (collectively “Clients”), then the Earnout Payment for Earnout Period 1 (the “First Earnout Payment”) would include 0% of the Target for this MBO. If gross revenue for the Business (as operated by Buyer or its Affiliates) from Clients for Earnout Period 1 is $1.6 million, the First Earnout Payment would include an amount equal to 80% of the Target for this MBO. If gross revenue for the Business (as operated by Buyer or its Affiliates) from Clients for Earnout Period 1 is in excess of $1.6 million, then the First Earnout Payment would include an amount equal to (a) 80% of the Target for this MBO, plus (b) (i) the amount by which actual gross revenue for the Business (as operated by Buyer or its Affiliates) from Clients for Earnout Period 1 exceeded $1.6 million (up to a maximum of $150,000) divided by $150,000 times (ii) 20% the Target for this MBO.

		$111,111
Convio sales integration

If there are less than 8 Sales during Earnout Period 1, then the First Earnout Payment would include an amount equal to 0% of the Target for this MBO. If there are 8 Sales during Earnout Period 1, the First Earnout Payment would include an amount equal to 80% of the Target for this MBO. If there are 9 Sales during Earnout Period 1, the First Earnout Payment would include an amount equal to 90% of the Target for this MBO. If there are 10-14 Sales during Earnout Period 1, the First Earnout Payment would include an amount equal to 100% of the Target for this MBO. If there are 15 or more Sales during Earnout Period 1, the First Earnout Payment would include an amount equal to 125% of the Target for this MBO.

		$111,111
New product development	During Earnout Period 1, Rogers will conduct quarterly one day on-site design reviews at Parent’s headquarters of Convio’s “Slingshot” Integrated Engagement Solution and Convio’s Online Marketing Business Intelligence Solution (the “COM BI”), providing an in-depth evaluation of the product’s capabilities and design plans. During Earnout Period 1, Parent will make its staff reasonably available	$111,111

during normal business hours at Parent’s headquarters for scoping and prototype development of the COM BI. Prior to the end of Earnout Period 1, at the direction of Rogers, Buyer or its Affiliates’ staff will build a prototype for COM BI that is acceptable to the CEO. If both of these objectives are completed to the reasonable satisfaction of the CEO, then the First Earnout Payment would include an amount equal to 100% of the Target for this MBO.

Earnout Period 2:  The period beginning on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date.

MBO	Measurement	Target
Organizational scaling

If, during Earnout Period 2, the CEO reasonably determines that the Business (as operated by Buyer or its Affiliates) has successfully scaled services capacity to meet the demands of new sales, while managing utilization rates of at least 65% and less than 95% based on 2080 hrs/year less Buyer holidays and adjusting for (i) onboarding new hires by assuming no contribution in their first 3 months after hiring, 50% full time equivalent contribution in their second 3 months after hiring and full productivity by their 3rd three months and (ii) hours that Buyer or its Affiliaties’ staff expends on (A) development of new or existing products and services, (B) marketing and sales collateral or (C) acquisition integration activities, then the Earnout Payment for Earnout Period 2 (the “Second Earnout Payment”) shall include an amount equal to 100% of the Target for this MBO.

		$100,000
Sales growth	If there are less than 32 Sales during Earnout Period 2, the Second Earnout Payment would include an amount equal to 0% of the Target for this MBO. If there are 32 Sales during Earnout Period 2, then the Second Earnout Payment would include an amount equal to 80% of the Target for this MBO. If Sales for Earnout Period 2 exceed 32, then the Second Earnout Payment would include an amount equal to (i) the number of Sales for Earnout Period 2 divided by 40 times (ii) the Target for this MBO, but in no case shall the Second Earnout Payment exceed 150% of the Target for this MBO.	$233,333

Earnout Period 3:  The period beginning on the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date.

MBO	Measurement	Target
Sales growth	If there are less than 45 Sales during Earnout Period 3, the Earnout Payment for Earnout Period 3 (the “Third Earnout Payment”) would include an amount equal to 0% of the Target for this MBO. If there are 45 Sales during Earnout Period 3, then the Third Earnout Payment would include an	$333,333

amount equal to 80% of the Target for this MBO. If Sales for Earnout Period 3 exceed 45, then the Third Earnout Payment would include an amount equal to (i) the number of Sales for Earnout Period 2 divided by 55 times (ii) the Target for this MBO, but in no case shall the applicable Earnout Payment exceed 150% of the Target MBO.

For the purposes of this Annex A, “Sales” means retainer based (ongoing revenue) sales to clients within Parent’s existing client base or alongside new sales of Parent software of any current or future Parent products and services that can be associated with the one of the four Categories set forth below.  Each Category, individually and per client budget center, will qualify as one Sale. The sale of multiple models to a single client counts as one Sale.  The sale of Strategy/Consultation services bundled with Service bureau/ Campaign Management, Modeling and Analytics, or Business Intelligence & Reporting will not be counted as an additional Sale.  Exclusions include software sales of Convio Marketing Analytics, Convio Common Ground and Convio Online Marketing.   For the avoidance of doubt, non-recurring revenue projects do not count as a Sale.

Each of the following shall individually be deemed a “Category” and shall be collectively referred to in this Annex as “Categories”:

1.  Service bureau/campaign management services

2.  Modeling and Analytics Services

3.  Business Intelligence and Reporting

4.  Strategy/Consultation Services as delivered by Seller immediately prior to the Closing

In the event that the Buyer Parties or their Affiliates terminate Rogers without Cause or if Rogers resigns for Good Reason, Seller shall be entitled to a revised Earnout Payment (the “Revised Earnout Payment”), in lieu of, and not in addition to, the amounts set forth above, in an amount equal to (a) if such termination or resignation is prior to the first anniversary of this Agreement and (i) the Buyer is On Plan, $666,666.00 or (ii) the Buyer is not On Plan, $499,999.50; (b) if such termination is on or after the first anniversary but is prior to the second anniversary of this Agreement and (i) the Buyer is On Plan, $499,999.50 or (ii) the Buyer is not On Plan, $333,333.00; (c) if such termination is on or after the second anniversary but is prior to the third anniversary of this Agreement and (i) the Buyer is On Plan, $333,333.00 or (ii) the Buyer is not On Plan, $166,666.50.  For the purposes of this Agreement, “On Plan” means that as of the effective date of such termination or resignation, the CEO reasonably anticipates that, at the time of termination, the Buyer or its Affiliates will meet each of the MBOs during the Earnout Period in which the termination occurs.